                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-22910

(Check One)  [_] Form 10-K and Form 10-KSB   [_] Form 20-F   [_] Form 11-K
             [_] Form 10-Q and Form 10-QSB   [X] Form N-SAR

For Period Ended:   June 30, 2002
                    -------------

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:                    N/A
                                ------------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                          Waterside Capital Corporation
--------------------------------------------------------------------------------
                             Full Name of Registrant

                                       N/A
--------------------------------------------------------------------------------
                            Former name if Applicable

                        300 East Main Street, Suite 1380
--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Norfolk, Virginia 23510
--------------------------------------------------------------------------------
                            City, State and Zip Code

PART II - Rules 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]  (c)   The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company's management is currently involved in the completion of the preparation of its Form N-SAR and N-30D. Because the Company believes its need to complete these filings accurately is of utmost importance to its shareholders, the Company is unable to file its N-SAR for the fiscal year ended June 30, 2002 within the prescribed time period without unreasonable effort or expense. Additionally, pursuant to Rule 30e-1(e), the Company respectfully requests that the period of time by which the Company is obligated to transmit its Form 30-D be extended as well for a similar period of time.

PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

     T. Richard Litton, Jr., Esq.        (757)                   624-3241
--------------------------------------------------------------------------------
                  (Name)              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate cannot be made.

                          Waterside Capital Corporation
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 28, 2002             By     /s/ J. Alan Lindauer
      ---------------------              ---------------------------------------
                                  Name:  J. Alan Lindauer
                                         ---------------------------------------
                                  Title: President and Chief Executive Officer
                                         ---------------------------------------